November 16, 2005

Mail Stop 4561

Via U.S. Mail and Fax (609) 441-4624

Ms. Denise Barton
Chief Financial Officer
Atlantic Coast Entertainment Holdings, Inc.
c/o Sands Hotel & Casino
Indiana Avenue & Brighton Park
Atlantic City, NJ 08401


RE:	Atlantic Coast Entertainment Holdings, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
Filed April 15, 2005
      Form 10-K/A for the fiscal year ended December 31, 2004
      Filed September 15, 2005
      Forms 10-Q and 10-Q/A for the quarterly periods ended March
31,
      2005 and June 30, 2005
      File No. 333-110484


Dear Ms. Barton:

      We have reviewed your response letter dated November 2, 2005 and have the following additional comment. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





Note 2 - Summary of Significant Accounting Policies

Casino Revenues, Promotional Allowances and Departmental Expenses, page 36

1. Your response to prior comment 1 indicates that the amounts in the table on page 36 are associated with the costs deducted from gross revenues on the Statement of Operations with no other amounts included therein. Please explain to us why the amounts shown on the table differ from the amounts on the Statement of Operations.

      Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact
William Demarest at (202) 551-3432 or me at (202) 551-3486.



Sincerely,



Daniel L. Gordon
Branch Chief


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Atlantic Coast Entertainment Holdings, Inc.
November 16, 2005
Page 1